# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biomea Fusion, Inc., CIK 0001840439
CUSIP: 09077A106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1599 Industrial Road, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001455767

## Reporting persons
- Rainer M. Erdtmann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,782,707; shared voting power 0; sole dispositive power 2,782,707; shared dispositive power 0; aggregate amount beneficially owned 2,782,707 (3.9% of the class)

## Item 1. Issuer
Name of issuer: Biomea Fusion, Inc.
Address of issuer's principal executive offices: 1599 Industrial Road, San Carlos, CA 94070

## Item 2. Person Filing
Name of person filing: This statement is filed by Rainer M. Erdtmann, a citizen of the United States of America, with respect to the shares of common stock of Biomea Fusion, Inc. (the "Company"), par value $0.0001 per share (the "Shares").
Address of principal business office or, if none, residence: The address of the principal business office of Rainer M. Erdtmann is c/o Biomea Fusion, Inc., 1599 Industrial Road, San Carlos, CA 94070.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
Rainer M. Erdtmann may be deemed to beneficially own 2,782,707 Shares, consisting of: (i) 690,677 Shares issuable upon the exercise of stock options exercisable within 60 days held directly by Rainer M. Erdtmann, (ii) 572,427 shares held directly by Rainer M. Erdtmann, (iii) an aggregate of 210,000 Shares held by the children of Rainer M. Erdtmann, (iv) 174,614 Shares held by a trust with an independent trustee ("Trust 1"); and (v) 1,134,989 Shares held by a separate trust with an independent trustee ("Trust 2").

Effective December 19, 2025, the Reporting Person resigned as a Managing Member of Point Sur Investors, LLC, the general partner of Point Sur Investors Fund I, LP and no longer may be deemed a beneficial owner of any of the Issuer's securities held directly by Point Sur Investors Fund I, LP and Point Sur Investors, LLC.
Percent of class: The percent of class of the outstanding Shares beneficially owned by the Reporting Person in Item 4(a) is based on (i) 70,703,639 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025 and (ii) 690,677 Shares issuable within 60 days after December 31, 2025 upon the exercise of options held directly by Rainer M. Erdtmann, which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rainer M. Erdtmann: /s/ Rainer M. Erdtmann, Rainer M. Erdtmann (02/06/2026)